Exhibit 99.1

KOLIBRI GLOBAL ENERGY INC.

(the “Issuer”)

Report of Voting Results

(Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

May 4, 2026

The following matters were voted upon by shareholders at the annual general meeting of the Issuer held on May 4, 2026, in Marina del Rey, California. Additional information regarding the matters voted upon is provided in the information circular dated April 2, 2026, for the meeting, which is available on SEDAR+.

1.	Number of Directors

On a vote on a show of hands, by ordinary resolution the number of directors was determined at five. The votes submitted on this matter by proxy were as follows:

	Proxy Votes	Percentage of Proxy Votes
Votes in Favour	21,346,863	99.77%
Votes Against	48,876	0.23%

2.	Election of Directors

On a vote on a show of hands, the following persons were elected as directors of the Issuer until the next annual general meeting. The votes submitted on this matter by proxy were as follows:

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
David Neuhauser	19,024,303	96.37%	717,133	3.63%
Wolf Regener	19,625,945	99.41%	115,491	0.59%
Glen Brown	19,386,005	98.20%	355,431	1.80%
Lee Canaan	19,500,617	98.78%	240,819	1.22%
Murray Grigg	19,575,482	99.16%	165,954	0.84%

3.	Appointment of Auditors and Auditors’ Remuneration

On a vote on a show of hands, by ordinary resolution BDO USA, P.C. was appointed as auditors of the Issuer for the ensuing year, at a remuneration to be fixed by the directors. The votes submitted on this matter by proxy were as follows:

	Proxy Votes	Percentage of Proxy Votes
Votes in Favour	21,166,615	98.93%
Votes Withheld	229,125	1.07%

4.	Approval of Unallocated Entitlements under the Company’s Stock Option Plan

On a vote on a show of hands, by ordinary resolution the unallocated entitlements under the Stock Option Plan was authorized, confirmed, ratified and approved. The votes submitted on this matter by proxy were as follows:

	Proxy Votes	Percentage of Proxy Votes
Votes in Favour	17,358,497	87.93%
Votes Against	2,382,938	12.07%